EXHIBIT 99.3

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

Effective Date

This Management’s Discussion and Analysis (“MD&A”), prepared as of March 30, 2026, is intended to help the reader understand the significant factors that have affected the performance of Vox Royalty Corp. and its subsidiaries (collectively “Vox”, the “Company, or “our”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2025 and 2024 (the “Consolidated Financial Statements”). The Consolidated Financial Statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Forward-Looking Statements” at the end of this MD&A and to consult Vox’s Consolidated Financial Statements which are available on our website at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on Form 6-K filed with the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Additional information, including the primary risk factors affecting Vox, are included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively. These documents contain descriptions of certain of Vox’s royalties, streams and other interests, as well as a description of risk factors affecting the Company.

Table of Contents

Effective Date	2
Table of Contents	2
Overview	2
Highlights and Key Accomplishments	3
Portfolio Updates	7
Outlook	14
Asset Portfolio	15
Summary of Annual Results	18
Summary of Quarterly Results	19
Liquidity and Capital Resources	21
Off-Balance Sheet Arrangements	22
Commitments and Contingencies	22
Related Party Transactions	23
New Accounting Standards and Interpretations	24
Outstanding Share Data	24
Critical Accounting Judgements and Estimates	24
Financial Instruments	24
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	26
Non-GAAP Financial Measures	27
Forward-Looking Information	29
Third-Party Market and Technical Information	29

Abbreviations Used in This Report

Abbreviated Definitions
Periods Under Review	Interest Types		Currencies
Q4 2025 The three-month period ended December 31, 2025	“NSR”	Net smelter return royalty	“$” United States dollars
Q3 2025 The three-month period ended September 30, 2025	“GRR”	Gross revenue royalty	“A$” Australian dollars
Q2 2025 The three-month period ended June 30, 2025	“FC”	Free carry	“C$” Canadian dollars
Q1 2025 The three-month period ended March 31, 2025	“PR”	Production royalty
Q4 2024 The three-month period ended December 31, 2024	“GPR”	Gross proceeds royalty
Q3 2024 The three-month period ended September 30, 2024	“GSR”	Gross sales royalty
Q2 2024 The three-month period ended June 30, 2024	“FOB”	Free on board
Q1 2024 The three-month period ended March 31, 2024	“RR” “PEA” “PFS” “DFS” “oz”	Revenue royalty Preliminary Economic Assessment Pre-Feasibility Study Definitive Feasibility Study Ounce or ounces

Overview

Vox is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 12 producing and 24 development stage assets, with primary exposure to gold and select industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to generate convex, long-term returns and deliver superior investment outcomes for shareholders.

2

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

Vox’s business model is focused on managing and growing its portfolio of royalties, streams and other interests. The Company’s long-term goal is to provide its shareholders with a model which provides: (i) exposure to precious and industrial metals price optionality, (ii) a discovery option over large areas of geologically prospective lands, (iii) reduced exposure to many of the risks associated with operating mining companies, (iv) a business model that can generate cash through the entire commodity cycle, and (v) a diversified business in which a large number of assets can be managed with scalability. Vox has a long-term investment outlook and recognizes the cyclical nature of the industry.

The Company is focused on growing the size of its asset portfolio through accretive acquisitions. As at the date of this MD&A, approximately 85% of the Company’s portfolio of assets by asset count are located in Australia, Canada and the United States. Specifically, the Company’s portfolio currently includes 12 producing assets and 24 development assets that are in the PEA/PFS/feasibility stage, or that have potential to be toll‑treated via a nearby mill or that may restart production operations after care and maintenance.

On September 26, 2025, the Company acquired a portfolio of gold assets comprising Precious Metals Purchase Agreements (“PMPAs,” historically referred to as “offtakes”) and conventional royalties from Deterra Royalties Limited. Under the terms of these agreements, the Company purchases a defined percentage of payable gold at a dynamic price that is typically set by market reference prices (LBMA or COMEX) and grants Vox the ability to capture margin at the time of on-sale of metal on each delivered ounce. This pricing and physical metal delivery mechanism provides Vox with direct exposure to metal production and price movements, similar to traditional streaming agreements. These PMPAs are economically driven by cash flows linked to both metal pricing fluctuations and production volumes. Accordingly, the Company considers these PMPAs to be more equivalent to “streams” and will refer to them as such herein.

In the near and medium-term, the Company is prioritizing acquiring royalties and streams on producing or near‑term producing assets (i.e. ranging from six months to three years from first production) to complement its existing portfolio of producing, development and exploration stage royalties and streams. Historically, and subject to a number of commercial factors (including, but not limited to royalty percentage and ore-body coverage; royalty payment terms and deductions; royalty buy-back rights; the commodity type, location and operator of a particular mining project; project information rights; and security or guarantees relating to the payment of royalties), individual producing and near-term producing royalty assets tend to transact at deal sizes larger than the Company’s average purchase price for its acquisitions to date. Therefore, while the Company continues to target accretive acquisition opportunities at all stages of project development, the Company’s average deal size is expected to increase over time as part of the Company’s broader growth plans and reduced cost of capital since securing the credit facility.

The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on The Nasdaq Stock Market LLC (“Nasdaq”), both under the ticker symbol “VOXR”.

Further information on Vox can be found at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov.

Highlights and Key Accomplishments

Financial and Operating

Three months and year ended December 31, 2025, compared to three months and year ended December 31, 2024:

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
	$	$	$	$
Financial measures:
Royalty revenue	2,923	2,897	12,041	11,048
Net precious metal income	4,438	-	4,581	-
Depletion and depreciation-like charges	(3,289)	(1,391)	(6,539)	(3,133)
Gross profit	4,072	1,506	10,083	7,915
General and administration costs	(1,576)	(1,069)	(4,875)	(4,518)
Revaluation of streams and other interests	6,127	-	6,127	-
Net income (loss)	6,472	(966)	5,886	(1,649)
Net income (loss) per share – basic	0.09	(0.02)	0.11	(0.03)
Net income (loss) per share – diluted	0.09	(0.02)	0.10	(0.03)
Operating cash flow	6,184	125	10,737	5,459
Dividends declared per share	0.0125	0.012	0.050	0.048

Non-GAAP financial measures[1]:
Average net precious metal income per ounce	93.71/oz	-	91.06/oz	-
Gold ounces delivered	47,354oz	-	50,309oz	-
Royalty and net precious metal receipts	7,361	2,897	16,622	11,048
Adjusted EBITDA	4,857	1,432	9,291	4,608
Adjusted EBITDA per share	0.07	0.03	0.17	0.09

1.

Royalty and net precious metal receipts, average net precious metal income per ounce, adjusted EBITDA, and Adjusted EBITDA per share, as presented above are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP financial measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-GAAP Financial Measures’’ section of this MD&A.

3

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

Commodity Mix

The commodity mix breakdown for the three months and year ended December 31, 2025 for royalty revenue and net precious metal income is as follows:

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Gold	75%	24%	55%	14%
Other (predominantly copper and iron ore)	25%	76%	45%	86%

Equity Financing

On September 26, 2025, the Company announced the closing of a primary underwritten public offering (the “Offering”) through a syndicate of underwriters (the “Underwriters”). In connection with the closing of the Offering, the Company issued 17,094,750 of its common shares (inclusive of common shares issued pursuant to the full exercise by the Underwriters of a 15% over-allotment option) at a price of $3.70 per share for total gross proceeds to the Company of approximately $63,251.

Upsized Credit Facility

On September 23, 2025, the Company amended its Bank credit facility agreement providing for an upsized $40 million secured revolving credit facility (the “Facility”). The Facility includes an accordion feature which provides for an additional $35 million of availability subject to certain conditions, resulting in total funding capacity under the Facility of $75 million. The previous credit facility was a $15 million secured revolving credit facility that included an accordion feature for an additional $10 million.

The Facility, secured against certain royalty assets and PMPAs of the Company, as defined in the credit agreement, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations. At the Company’s election, amounts drawn on the Facility bear interest at either (i) a rate determined by reference to the U.S. dollar prime rate plus a margin of 1.5% to 2.5% per annum, or (ii) the secured overnight financing rate plus a margin of 2.50% to 3.50% per annum. The undrawn portion of the Facility is subject to a standby fee of 0.5625% to 0.7875% per annum, all of which is dependent upon the Company’s leverage ratio (as defined in the amended credit agreement). The Facility matures on September 23, 2028, and is extendable one-year at a time through mutual agreement between Vox and the lender. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at December 31, 2025, all such ratios and requirements were met and the Company expects to remain in compliance over the next year.

During the year, the Company initiated drawdowns of $16.7 million, and repaid $10 million, leaving an outstanding balance owing under the Facility of $6.7 million at December 31, 2025. Subsequent to year end, in January 2026, Vox repaid the remaining outstanding balance of $6.7 million.

Asset Acquisitions

Kanmantoo Copper-Gold Royalty Acquisition

On May 15, 2025, the Company announced that it completed the Kanmantoo copper-gold royalty acquisition in South Australia, operated by Hillgrove Resources Limited (“Hillgrove Resources”), for total cash consideration of $11,700.

At the time of acquisition, the transaction highlights included:

•	Fully operational underground copper-gold mine in South Australia that is expected to produce 12,000t – 14,000t copper in 2025 with meaningful gold and silver byproduct credits.
•	The Kanmantoo underground mine is located 55km from Adelaide and successfully operated as a series of open pits from 2010 to 2020, producing around 137,000t of copper and over 55,000 oz of gold. Mining from the underground commenced in May 2023, with commercial production declared in July 2024.
•	Extensive established infrastructure in place following initial capital investment of A$200,000 between 2010 and 2020, with significant expansion potential with 3.6Mtpa processing plant currently ~40% utilised.
•	Provides Vox shareholders with immediate copper revenue exposure.
•	Current total resource as at September 30, 2024 comprises 8.8Mt @ 0.81% Cu, 0.13g/t Au Measured & Indicated and 10.1Mt @ 0.73% Cu, 0.14g/t Au Inferred (not adjusted for depletion through the date hereof).
•	Significant exploration upside potential, as demonstrated by the Kanmantoo Region JORC-2012 Exploration Target of 25Mt – 40Mt @ 0.7% - 1.4% Cu and 0.05 – 0.5g/t Au as of February 13, 2025.
•	60,000m drilling program for 2025 well underway, which is expected to yield an updated mineral reserves and resource estimate later in 2025, potentially supportive of a mine life extension.
•	Contractors onsite are progressing an accelerated development of the gold-dominant Nugent deposit underground decline, as part of the company’s production growth strategy for 2025, with first development ore mined from Nugent in June 2025 and stoping ore from Nugent mined in Q4 2025.

4

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

Wyloo North Iron Ore Royalty Acquisition

On September 3, 2025, the Company completed the Wyloo North iron ore royalty acquisition in Western Australia, operated by Fortescue Metals Group (“Fortescue”), for total cash consideration of $983 (A$1,500).

At the time of acquisition, upcoming potential catalysts included:

•	Updated resource and reserve classification for the Wyloo North deposit.
•	Lodgement of a Referral Form with the Western Australia EPA for Wyloo North development approval.
•	Receipt of Ministerial Decision to commence mine development.

Global Gold Portfolio Acquisition

On September 26, 2025, the Company completed the acquisition of a global gold portfolio of ten gold purchase contracts and royalty assets (the “Global Gold Portfolio”), for total upfront cash consideration of $57,500 and a further $2,500 in deferred milestones. The Global Gold Portfolio covers twelve mines and projects across eight jurisdictions (Australia, Brazil, Canada, Côte d’Ivoire, Mali, Mexico, South Africa and the United States). The $2,500 in deferred milestones are attached to the Dandoko gold royalty and are comprised of (i) $1,250 payable upon first royalty receipts; and (ii) $1,250 payable upon receipt of royalty payments linked to 500Koz production from the royalty area.

At the time of acquisition, transaction highlights included:

•	It is our expectation that the Global Gold Portfolio will have immediate accretive financial impacts for the Company, including (i) royalty and net precious metal receipts per share, (ii) cash flow per share, and (iii) net asset value.
•	The Global Gold Portfolio generated approximately $16,300[1] of net precious metal income in the trailing four quarters ending June 30, 2025.
•	The margins realized by the Global Gold Portfolio have outperformed the underlying price of gold on a relative basis. Comparing the first half of 2022 to the first half of 2025, the average margin per ounce realized on the acquired assets increased from $23.10/oz to $63.10/oz, representing a relative growth of approximately 170%[1], while the underlying realized gold price increased from $1,807/oz to $3,099/oz, or approximately 70%[2]. Similarly, the ounces delivered by the portfolio within the same comparison period increased by approximately 30%, from 111koz to 144koz, while delivering a total of 976koz since January 2022[2].
•	Adds immediate cash flow from seven operating mines, with potential embedded growth and upside optionality from exploration success, life of mine extensions, throughput expansions and mine re-starts within the diversified Global Gold Portfolio.
•	Provides exposure to assets operated by medium to large-cap operators such as Equinox Gold Corp., Allied Gold Corporation, Gold Fields Limited, B2Gold Corp., and Vault Minerals Limited.
•	Weights the portfolio and royalty revenue and net precious metal income mix towards precious metals, with a larger proportion of receipts derived from gold, potentially unlocking eligibility to join precious metal-based indexes such as the GDXJ.

On January 23, 2026, Vox entered into a definitive agreement with Equinox Gold Corp. (“Equinox”) to restructure Vox’s 35% gold purchase contract over the Santa Luz, Fazenda and RDM mines in Brazil, with another gold purchase contract over the Greenstone gold mine in Ontario, Canada. As part of the agreement, Equinox paid Vox $1,000 as an amendment fee.

 Key amendment terms include:

•	The remaining 226koz deliverable under the gold purchase contract arrangement over the Brazilian Assets will now be satisfied through a production-linked offtake stream of 29% of refined gold produced from Greenstone (the “New Greenstone Agreement”), with minimum deliveries of 63koz oz for 2026.
•	Vox’s existing Greenstone stream (acquired in September 2025 from a third party) which provides that Equinox delivers up to 58,500 oz Au per annum until March 1, 2027 (the “Existing Greenstone Agreement”) remains unchanged and will be satisfied in priority to the New Greenstone Agreement.
•	For 2026 and 2027, deliveries under the New Greenstone Agreement apply after receipt of the annual allotment of Existing Greenstone Agreement ounces. After March 1, 2027, the New Greenstone Agreement will apply to the entirety of the refined gold produced from Greenstone until the cap is reached.
•	Other gold delivery commercial terms remain unchanged.

Stockman Copper-Gold Royalty Acquisition

On December 23, 2025, the Company completed the Stockman copper-gold-zinc-silver royalty acquisition in Victoria, Australia, operated by Aeris Resources Limited (“Aeris Resources”), for total upfront cash consideration of $3,328 (A$5,000) and a further A$10,000 in deferred consideration, for total consideration of up to A$15,000. The A$10,000 in deferred milestone is attached to cumulative production milestones being achieved, payable in either cash or stock at Vox’s election.

1 Deterra result announcements not incorporated by reference

5

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

At the time of acquisition, transaction highlights include:

•	Advanced brownfields polymetallic copper-zinc-gold-silver development project in Victoria, Australia with all primary permits in place for mining and onsite processing, including the Environmental Effects Statement (“EES”), Mine Work Plan (“MWP”), and Environmental Protection and Biodiversity Conservation Act (“EPBC”) approvals. The historical Wilga mine produced copper and zinc and was operated from October 1992 to July 1996.
•	January-2024 Feasibility Update outlined a simplified mine plan focused on the Currawong deposit only (excluded the Wilga deposit) for an expected 12 year mine life processing up to 850,000tpa. Expansion potential from the Wilga, Eureka and Bigfoot deposits beyond the initial 12-year mine life.
•	Current total resource as of December 31, 2024, comprises 13.4Mt @ 2.1% Cu, 4.2% Zn, 1.0g/t Au Indicated and 2.4Mt @ 1.1% Cu, 2.6% Zn, 1.5g/t Au Inferred.
•	Strong community support through active engagement programs including the Community Reference Group.
•	Albion Process test work showing leach recoveries of +98% for Cu and Zn, and overall Cu & Zn recoveries above 90% (compared to ~77% Cu and 70% Zn recoveries via conventional flotation).
•	Processing optimisation studies targeting completion by the end of 2026 and strategic partner engagement underway.

Quarterly Dividends Declared and Paid and Dividend Reinvestment Plan

On February 20, 2025, the Company increased the quarterly cash dividend to $0.0125 per common share. This marks the third consecutive annual increase for Vox shareholders.

On March 18, 2024, the Company adopted a Dividend Reinvestment Plan (“DRIP”). The DRIP provides eligible shareholders of Vox with the opportunity to have all, or a portion of any cash dividends declared on common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions. Based on the current terms of the DRIP, the common shares will be issued under the DRIP at a 5% discount to the Average Market Price, as defined in the DRIP.

The following table provides details on the dividends declared for the year ended December 31, 2025.

Declaration date	Dividend per common share	Record date	Payment date
	$
February 20, 2025	0.0125	March 31, 2025	April 14, 2025
May 15, 2025	0.0125	June 30, 2025	July 14, 2025
August 13, 2025	0.0125	September 30, 2025	October 14, 2025
November 12, 2025	0.0125	December 31, 2025	January 14, 2026

	0.0500

Share Repurchase Program

On March 12, 2025, the Board of Directors of the Company approved the renewal of a Share Repurchase Program (“SRP”) for the repurchase of up to $1,500 of its common shares. The SRP is structured to comply with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The SRP is administered through an independent broker.

Repurchases under the SRP may be made at times and in amounts as the Company deems appropriate and may be made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with securities laws in the United States. The actual timing, number and value of repurchases under the SRP will be determined by management in its discretion and will depend on a number of factors, including market conditions, stock price and other factors. The SRP may be suspended or discontinued at any time. Open market repurchases will only be made outside of Canada through the facilities of the Nasdaq or any alternative open market in the United States, as applicable.

The Company did not repurchase any shares under the SRP during the year ended December 31, 2025.

Internal Corporate Reorganization

On November 19, 2025, the Company completed an internal reorganization resulting in (a) all of the assets and liabilities of SilverStream SEZC, a wholly-owned subsidiary of the parent, being assigned to another corporate affiliate of the Company (Vox Royalty Canada Ltd. or Vox Royalty USA Ltd.) or distributed to Vox Royalty Corp., and (b) the voluntary liquidation of SilverStream SEZC (together, the “Restructuring Transaction”). The assets held by SilverStream SEZC immediately prior to the restructuring included the shares of Vox Royalty Australia Pty Ltd. (“Vox Australia”), the shares of Vox Royalty Canada Ltd., certain royalties and the Vox Database (defined herein). The Restructuring Transaction simplified the Company’s group structure and is expected to assist with movements of capital throughout the Vox group of companies. In addition, in Q3 2025, the Company incorporated a new wholly-owned subsidiary, Vox Royalty Cayman SEZC (“Vox Cayman”), which was utilized to acquire certain assets within the Global Gold Portfolio.

6

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

Portfolio Updates2

During the year ended December 31, 2025, the Company’s operating partners continued to explore, develop, and expand the projects underlying the Company’s assets.

Key developments for the year ended December 31, 2025 are summarized as follows by project:

Wonmunna (Producing – Australia) – 1.25% - 1.50% sliding scale GRR

In January 2025, Mineral Resources Limited (“Mineral Resources”) announced that drill and blast activities had commenced in the South Pit at Wonmunna. Heritage and environmental surveys as well as geological reconnaissance and drill planning are ongoing.

In April 2025, Mineral Resources announced that exploration drilling commenced in February 2025 with 3,340m of reverse circulation (“RC”) drilling being completed in Q1 2025. Also, Mineral Resources announced that operations are underway in the South Pit at Wonmunna.

In July 2025, Mineral Resources announced that exploration drilling during the quarter continued at Lamb Creek, before returning to Wonmunna in June 2025. Geological reconnaissance and mapping have been ongoing to support planning for upcoming drill programs across the Central Pilbara iron ore deposits.

As discussed in the Company’s MD&A dated December 31, 2024:

•	Mineral Resources has proposed the addition of Lamb Creek, a greenfields mine (non-royalty linked) to form part of the Pilbara Hub. The ore at Lamb Creek is expected to be blended with Wonmunna and Iron Valley ore and exported as a blended product at Utah Point. Based on operator disclosure, including Mineral Resources’ annual report dated October 25, 2024, plus Vox management’s expectations, Lamb Creek is expected to commence production some time between late 2025 and 2027, subject to permitting approvals, brownfields exploration results and capital prioritisation. The proportion of future production from Wonmunna, Iron Valley and Lamb Creek in the Pilbara Hub blend is subject to ongoing assessments by Mineral Resources of the technical viability (including iron grade/content and chemical contaminants such as phosphorous, alumina and silica) and economic viability of each mine to contribute to a marketable and value-maximising blended iron ore product.
•	The Wonmunna mine has been producing at an annualised rate of 5 – 7Mtpa over the past four years. Based on current operator disclosure, Vox expects production volumes to decline materially and be more variable in 2026 as production transitions to Lamb Creek in Q2 2026, based on the above discussion. These factors may also be influenced or offset by additional exploration success at Wonmunna, and Vox management notes that exploration drilling commenced in October 2024.

Looking forward to 2026, Mineral Resources has begun transitioning to Lamb Creek, a greenfields mine (non-royalty linked), to form a key part of the Pilbara Hub. The ore at Lamb Creek is expected to be blended with Iron Valley ore and exported as a blended product at Utah Point. Based on operator disclosure, including Mineral Resources’ annual report dated October 17, 2025, plus Vox management’s expectations, Lamb Creek is expected to commence production in Q2 2026, subject to final permitting approvals, brownfields exploration results and capital prioritization. The proportion of future production from Wonmunna, Iron Valley and Lamb Creek in the Pilbara Hub blend is subject to ongoing assessments by Mineral Resources of the technical viability (including iron grade/content and chemical contaminants such as phosphorous, alumina and silica) and economic viability of each mine to contribute to a marketable and value-maximizing blended iron ore product. Based on current operator disclosure, Vox expects production volumes at Wonmunna to decline and be more variable in 2026 as production fully transitions to Lamb Creek, based on the above discussion. These factors may also be influenced or offset by additional exploration success at Wonmunna. Vox management notes that exploration drilling commenced in October 2024.

Kanmantoo (Producing – Australia) - 2.5% NSR, stepping down to 0.5% NSR after > 85Kt copper produced

In May 2025, Hillgrove Resources announced that ongoing diamond drilling extended mineralisation at Nugent beyond the resource.

In June 2025, Hillgrove Resources announced that Nugent development is prioritised with the first ore being mined for processing. This is earlier than the planned Q4 2025 target for first stoping ore from Nugent.

In August 2025, Hillgrove Resources announced that a new high-grade mineralisation zone named “Saddle” was discovered during extensional drilling for Nugent. Located between the existing Kavanagh and Nugent mining areas, the zone offers potential near-term access to additional inventory with minimal extra development or infrastructure, according to Hillgrove Resources.

In September 2025, Hillgrove Resources announced high grade copper-gold mineralisation had been identified in the first underground exploration drill hole at the Emily Star zone. These results support the operator’s expansion strategy, citing the potential for Emily Star to deliver multiple additional mining fronts. Drilling is ongoing with observations being used to plan future drill holes and Hillgrove stated future plans for a drill platform (targeting Emily Star) from the Nugent decline.

Later in September 2025, Hillgrove Resources completed a A$28,000 placement to advance its copper growth strategy. The proceeds are expected to be used to ramp up drilling and development at its Emily Star deposit, complete the development of the Nugent ore body, and support working capital needs. First stope production from Nugent is expected in the December 2025 quarter.

2 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at  www.sec.gov, respectively.

7

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

In October 2025, Hillgrove Resources announced that it had achieved first production ore mined from the Nugent zone ahead of schedule. Nugent is a key high gold grade ore source within the Kanmantoo underground mine. Nugent also noted that its planned mine expansion is on track to meet an annualized mining rate of 1.7-1.8Mtpa in H1 2026, reducing latent mill capacity and increasing operational efficiency underground.

In October 2025, Hillgrove Resources released an updated Mineral Resources Estimate (“MRE”) and an Ore Reserves Estimate (“ORE”). The ORE had a year over year growth of 43% in reserve tonnes and a 33% year over year growth in contained metal. The MRE had a year over year growth of 14% in tonnes and 46% increase in contained gold.

In December 2025, Hillgrove Resources announced the Nugent decline was completed on schedule. Hillgrove Resources advised surface diamond drill rigs were expected to be mobilised in early 2026.

Bulong/Myhree (Producing – Australia) – 1.0% NSR

In February 2025, Black Cat Syndicate Limited (“Black Cat”) announced that it had acquired the 1.2Mtpa Lakewood mill, accelerating the Kal East project by 15 months and eliminating risks associated with construction of a standalone plant. Black Cat also said Myhree underground development was scheduled to commence in Q4 2025.

In March 2025, Black Cat announced that firm commitments have been received for A$65,000 via a two-tranche placement. The placement is expected to accelerate mine development at Kal East in order to supply its newly acquired Lakewood processing facility. Mining production is to be optimized from 0.8Mtpa to 1.2Mtpa throughput. Ore from the Myhree and Boundary open pits are expected to be processed at the Lakewood processing facility from April 2025 onwards.

Also, in March 2025, Black Cat announced that the open pit at the Boundary deposit was progressing ahead of schedule, with ground clearing complete and pre-stripping underway. The operator also signaled potential to extend life of mine via a cutback.

In April 2025, Black Cat announced that processing had commenced at its newly acquired Lakewood mill.

Later in April 2025, Black Cat announced that total material movements for Myhree are 80% complete with more than 55% of gold to be mined. Black Cat also announced that mining at the Boundary open pit has commenced with stripping. 30Koz remains to be mined from Myhree and Boundary by October 2025.

In July 2025, Black Cat announced that the Myhree/Boundary open pits became cash flow positive in May 2025 with A$11,800 of cash and bullion received during the quarter, excluding A$5,400 of third party toll treatment revenue which will be received in the September 2025 quarter. Myhree was advanced to the ~300mRL level with 197,000t of ore (@ 1.80g/t Au) mined during Q2 2025.

Subsequent to period end, in January 2026, Black Cat advised that mining at Myhree/Boundary open pits was completed. The remaining ore stockpiles will be processed during Q1 2026. Vox expects that the Myhree underground resource will be developed by Black Cat in the coming years.

Janet Ivy (Producing – Australia) – A$0.50/t

In July 2025, Norton Gold Fields Pty Ltd (“Norton”) secured regulatory approval for a major expansion at the Binduli North gold project, boosting crushing and grinding capacity by 40% from 5Mtpa to 7Mtpa and setting a life-of-mine plan up to 8Mtpa over ~9 years.

In September 2025, Zijin Mining Group Co., Ltd. (“Zijin”) announced that it would spin off its international gold assets as Zijin Gold International, which included Norton Gold Fields Pty Ltd and the Binduli North gold project, which went public on the Hong Kong Stock Exchange as of September 30, 2025.

Later in September 2025, Zijin Gold International released a global offering document which clarified that key projects are being fast-tracked by Norton Gold Fields, including Phase II of the Binduli North Heap Leach Plant, which is expected to use fine screening for high pressure grinding roll products to better sort and process ores of different grades. Zijin also clarified that the Binduli Project is improving its gold recovery by reducing particle size of leaching ore, improving water quality, and implementing a fines removal project.

Castle Hill (Producing – Australia), Kunanalling (Development – Australia) and West Kundana (Development – Australia) – Various royalty rates

In January 2025, Evolution Mining Limited (“Evolution”) stated that the Mungari mill expansion was progressing ahead of schedule, with earlier than planned commissioning expected in Q2 2025 and the Rayjax deposit expected to be a major ore contributor in the first half of 2026. Mine development activities are stated to have been accelerated to ensure readiness for increased processing throughput. The Castle Hill pit, which is expected to provide baseload ore for the new mill, is on track.

In April 2025, Evolution advised that Mungari Mill commissioning had commenced and is set to continue through Q2 2025. The expansion increased plant capacity from 2Mtpa to 4.2Mtpa. The project was delivered nine months ahead of schedule and 9% under budget. Evolution announced that this project completion is expected to extend total Mungari mine life to at least 2038 and an increase in annual production rate from ~135,000oz to ~200,000oz (partially royalty linked). Evolution also announced that mining had commenced at the Castle Hill deposit, and that the haul road to the Mungari mill was advanced.

In July 2025, Evolution announced that drilling at Kundana continued to return high-grade results.

8

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

In September 2025, Evolution advised that mill commissioning is continuing, targeting a 200koz per annum rate in the first half of 2027.

In October 2025, Evolution announced that the haul road from Castle Hill to the new mill will be sealed to allow for year-round ore transport.

Plutonic East (Producing – Australia) – Sliding-Scale Grade-Linked Tonnage Royalty

In March 2025, Catalyst Metals Ltd. (“Catalyst”) announced first stoping ore from the Plutonic East underground gold mine had been achieved and is expected to be processed via its currently underutilized Plutonic Processing Plant located 2km from Plutonic East. This milestone aligns with Catalyst’s stated strategy to increase production twofold from the Plutonic Gold Belt over the next 12 to 18 months. In 2025, activity has ramped up, with a dedicated fleet mobilized, surface infrastructure (including a power plant, office and workshop) established, and development towards stoping zones progressing as planned.

In April 2025, Catalyst announced that a 320,000m drill program targeting the Plutonic Gold Belt has commenced.

In September 2025, Catalyst advised that Plutonic East is expected to reach steady state production in its 2026 fiscal year.

In October 2025, Catalyst announced that the Plutonic Belt Reserves doubled year over year to 1.5Moz. Catalyst announced a plan to double production to 200koz per annum.

i-80 Assets: Ruby Hill, Cove, and Granite Creek (Producing – USA) – 100% of gold production, up to a cap of 40kozpa until December 2028

In September 2025, i-80 Gold Corp. (“i-80”) announced that it had received all required permits and commenced construction of the Archimedes project on the Ruby Hill property. i-80 advised that the current phase (phase one) of development above the 5100ft elevation is expected to be producing in the first half of 2028. i-80 also announced that permitting activities for below the 5100ft elevation are underway and estimated to be completed in the first half of 2027. i-80 announced that ramp-up activities to achieve steady-state production at Granite Creek Underground are progressing. i-80 advised that Feasibility Studies for Granite Creek Underground and Cove are expected in Q1 2026.

Fazenda, Santa Luz and RDM (Producing – Brazil) – 35% of gold production, up to a cap of 658koz

In December 2025, Equinox announced the sale of its Brazil operations for $1,015,000 to a subsidiary of the CMOC Group.

See Global Gold Portfolio Acquisition section of this MD&A. On January 23, 2026, Vox entered into a definitive agreement with Equinox to restructure Vox’s 35% gold purchase contract over the Santa Luz, Fazenda and RDM mines in Brazil, by transitioning the remaining gold delivery obligations to a second gold purchase contract over the Greenstone gold mine in Ontario, Canada. As part of the agreement, Equinox paid Vox $1,000 as an amendment fee.

Bowdens (Development – Australia) – 0.85% GRR on main orebody and 1.0% GRR on regional land package

In March 2025, Silver Mines Limited (“Silver Mines”) announced that a Geo-Met diamond drilling campaign, consisting of ~2,000m of PQ and HQ core is underway at the Bowdens Silver Project. The campaign is focused on collecting samples covering the first 10 years of production, as per the Optimization Study released in December 2024, to produce concentrate samples, transportation certification, and tailings processing optimisation. The Geo-Met Program is focused on the Main Zone where, beneath which, there is potential to extend the Ore Reserve Estimate. Subsequently, the program is expected to test below the limits of the reserve pit mine design.

In May 2025, Silver Mines announced that the New South Wales Department of Planning, Housing, and Infrastructure determined that the transmission line to provide power to the project does not form part of the single proposed development. Silver Mines will likely return to its general approach prior to August 2024, which assumed that the transmission line approval would be sought through alternate planning pathways.

In July 2025, Silver Mines announced that all information requested by the New South Wales Department of Planning, Housing, and Infrastructure to assist with the redetermination of the Bowdens Project Development Application had been provided.

In August 2025, Silver Mines announced that it had completed a placement of A$30,000 and was conducting a share purchase plan to raise up to a further A$3,000. Use of proceeds at Bowdens is expected to assist progression of development consent approvals and engineering studies, and ongoing community and freehold purchases including property purchase and land access agreements.

Cardinia (Development – Australia) – 1.0% Gross Value of Sales (>10,000oz production)

In April 2025, Genesis Minerals Ltd. (“Genesis Minerals”) announced the first drilling under its ownership at the Bruno-Lewis deposit with a focus on in-filling the Reserve shell. Genesis Minerals announced high-grade intercepts that highlight the robust potential economics of the shallow mineralization.

In September 2025, Genesis Minerals announced an opportunity to test for lateral and depth extensions at Bruno-Lewis following successful drilling.

9

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

Horseshoe Lights (Development - Australia) – 3.0% NSR

In January 2025, Horseshoe Metals Limited (“Horseshoe Metals”) announced an agreement granting Melody Gold Pty Ltd (“Melody Gold”) an option to process gold surface materials at the Horseshoe Lights copper-gold project. Melody Gold, upon exercising the option, will receive a three-year exclusive license to process these materials, with an option to extend. The materials covered comprise various stockpiles and tailings resulting from previous mining activities. Horseshoe Metals retains the rights to all copper and mixed copper-gold surface materials, as well as all subsurface resources. Horseshoe Metals has stated that it plans to use the proceeds from this agreement to advance its copper direct shipping ore strategy and is in discussions with potential partners for copper offtake funding.

In April 2025, Horseshoe Metals announced that there are ongoing discussions with potential copper concentrate offtake partners.

In May 2025, Horseshoe Metals announced that infrastructure recommissioning is underway. Camp services including water, power, and internet have been re-established. Horseshoe Metals also announced that further exploration and drilling is planned over the coming months.

In June 2025, Horseshoe Metals announced that the 3-year option to mine gold-bearing stockpiles had been exercised by Melody Gold, with ramp up to 500ktpa stockpile and processing expected in the coming months.

In July 2025, Horseshoe Metals announced that Direct Shipping Ore (“DSO”) mining approval had been granted.

In August 2025, Horseshoe Metals announced that personnel had been mobilised to the site ahead of equipment for the early access works of the DSO copper operation.

In September 2025, Horseshoe Metals announced that an RC drill program commenced to infill Motters Copper Oxide near surface and test gold targets west of the open pit. The RC program has approximately 1,550m of drilling planned. Equipment was mobilised to the site to support the RC drilling program and the startup of DSO operations. Horseshoe Metals also announced that preparation for the Copper Oxide Surface Material HMS/Heap Leach and Gold Surface Material processing mining proposal has commenced.

In October 2025, Horseshoe Metals announced that the preparation for DSO and the camp refurbishment was completed. Horseshoe Metals report initial Phase 1 assays were received that confirmed wide zones of shallow copper oxide. Horseshoe Metals also stated that Melody Gold exercised its option to process gold surface minerals.

Goldlund (Development – Canada) – 1.0% NSR below 50m shaft collar depth

In January 2025, NexGold Mining Corp. (“NexGold”) announced it had commenced Phase 2 of its diamond drilling campaign, comprising up to 13,000m. Phase 2 plans to build on previous success intersecting mineralization outside of the current Goliath Mineral Resource. Phase 2 is expected to include drilling two kilometers southwest of the Goldlund Deposit where mineralization is believed to continue along strike.

In April 2025, NexGold announced it had received drill results from its ongoing Phase 2 drilling campaign including 3,759m at Goliath West and 2,328m at Far East.

Koolyanobbing (Development – Australia) – 2.0% FOB Revenue

In June 2025, Mineral Resources announced the completion of the sale of the Yilgarn Hub assets (including Koolyanobbing) to Yilgarn Iron Investments Pty Ltd (“Yilgarn Iron”). The new management team of Yilgarn Iron has secured investment funding to acquire and continue to develop the Yilgarn Iron Ore Hub. Management of Yilgarn Iron will be refocusing operations around the Koolyanobbing ore processing facility with a planned re-commencement of haulage operations in 2025 and initial mining in late 2025. The intention is to continue mining and rehabilitation activities hand in hand while also drilling exploration targets within the project area.

In August 2025, Yilgarn Iron announced that ore haulage from the Yilgarn Hub assets (non-royalty areas) had commenced.

Kenbridge (Development – Canada) – 1.0% NSR (full buyback for C$1,500)

In January 2025, Tartisan Nickel Corp. (“Tartisan”) announced that it closed a $500 unit financing with the proceeds of being used for exploration and development of the Kenbridge Project.

In June 2025, Tartisan announced that Phase 2 of the Kenbridge Nickel Project access corridor has been completed. Tartisan also announced that Phase 3 of the Kenbridge Nickel Project access corridor received approval.

Abercromby Well (Development – Australia ) – 2% NSR (10% interest) once 910klb U produced

In February 2025, Toro Energy Limited announced (“Toro Energy”) that the re-optimization of the potential mining pit for Lake Maitland has been completed, allowing Toro Energy to move forward with beginning mine scheduling.

In May 2025, Toro Energy released an updated scoping study for Lake Maitland, which includes a pre-tax net present value of A$907,900 at a discount rate of 8%.

In October 2025, Toro Energy advised that it entered into a Scheme Implementation Deed with IsoEnergy Ltd (“IsoEnergy”), which would see IsoEnergy acquire 100% of Toro Energy. As of the date of this MD&A, the transaction is ongoing.

10

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

Bullabulling (Development - Australia) – A$10/oz gold royalty (>75Koz remaining production hurdle)

In January 2025, Minerals 260 Limited (“Minerals 260”), announced that it entered into a binding agreement to purchase the Bullabulling gold project from Norton Gold Fields Pty Ltd. (“Norton Gold”), a wholly owned subsidiary of Zijin. The transaction includes cash consideration of A$156,600 plus A$10,000 of Minerals 260 shares.

In April 2025, Minerals 260 successfully completed a A$220,000 capital raising and the acquisition of the Bullabulling gold project from Norton Gold. Minerals 260 announced that an exploration team is on site and preparing for commencement of an 80,000m drilling program, targeting resource extension targets and upgrading confidence classifications of the existing 1.4Moz Indicated resource and 0.9Moz Inferred resource. Minerals 260 commenced the 80,000m drilling program in April 2025.

In June 2025, Minerals 260 announced receipt of drill results for the first 19 holes at the Phoenix deposit and a total of 15,264m drilled.

In July 2025, Minerals 260 announced the receipt of a further 55 holes from a total of 12,686m drilled. Minerals 260 also announced that the PFS is underway, and it is targeting a Final Investment Decision in 2027 and first production in 2028.

In August 2025, Minerals 260 announced the results of a further 75 holes from a total of 14,031m drilled, which include strong results with the potential to expand the mineral resource.

In September 2025, Minerals 260 announced the results of a further 112 holes from a total of 23,424m drilled. Minerals 260 advised that continued strong drill results have led to the expansion of the drilling program from 80,000m to 110,000m.

In December 2025, Minerals 260 announced that the Bullabulling Mineral Resource Estimate increased to 3.0Moz Indicated and 1.5Moz Inferred. Targeted drilling is continuing into 2026 with a planned Mineral Resource Estimate update in 2026.

Dandoko (Development – Mali) – 1.0% NSR

In July 2025, B2 Gold Corp. (“B2 Gold”) announced that it had been granted approval from the State of Mali to commence underground mining at Fekola. Following approval, B2 Gold commenced stope ore production as well as processing stockpiled ore. B2 Gold advised that it expects to receive the Fekola Regional exploitation permit by the end of Q3 2025.

In September 2025, B2 Gold announced that gold production at the Fekola Gold Complex remained ahead of budgeted levels and initial gold grade reconciliations had been positive. Once permitting is received, B2 Gold expects to commence mining pre-stripping activities for three months prior to gold production which is expected to commence in early 2026.

Lynn Lake (MacLellan) (Construction – Canada) – 2.0% GRR (post initial capital recovery; royalty covers only a portion of the MacLellan deposit and not all project reserves and resources disclosed by Alamos Gold Inc.)

In January 2025, Alamos Gold Inc. (“Alamos”) announced a construction decision for the Lynn Lake project with production in the first half of 2028 at an expected average annual production of 176,000oz over the first 10 years.

In February 2025, Alamos extended Lynn Lake’s expected mine life to 27 years from 17 in the 2023 Study. Alamos increased the expected annual production to 85,000oz in years 12 to 17, a 60% increase from 53,000oz in the 2023 Study.

In July 2025, Alamos advised that construction activities had been temporarily paused due to wildfires in the region.

In October 2025, Alamos announced that construction would ramp up in Spring 2026 and is expected to provide an updated completion date of the first half of 2029.

South Railroad (Feasibility – United States of America) – 0.633% NSR plus advance minimum royalty payments

In February 2025, Orla Mining Ltd. (“Orla”) provided exploration results and permitting progress updates from the South Railroad Project: including intersections within and beyond the feasibility study open pits at Dark Star and Pinion targets, and the receipt of water rights and air operating permits. Orla also stated that it had awarded the EPCM contract and commenced basic engineering work.

In May 2025, Orla announced it is targeting a mid-2026 record of decision followed by first gold production in 2027.

In August 2025, Orla announced that the US Department of the Interior Bureau of Land Management (“BLM”) published the Notice of Intent for the project. This milestone initiates the process to complete National Environmental Policy Act review and prepare an Environmental Impact Statement by the BLM. Construction can begin after all permits have been acquired, which is expected to be within 12 months.

In January 2026, Orla announced the results of its updated feasibility study, which included 354koz / 1.16Moz gold (Proven and Probable) and 445koz / 5.75Moz silver (Proven and Probable).

Sulphur Springs (Construction – Australia) – A$2.00/t PR (capped at A$3,700) and a $0.80/t PR on Kangaroo Caves (part of the combined project)

In January 2025, Develop Global Ltd (“Develop Global”) announced that design and planning for the Sulphur Springs Haul Road is underway with construction set to start after the Pilbara wet season. The operator also said several optimisation studies were underway, including investigating early access mine plan, infrastructure and processing plant.

11

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

In May 2025, Develop Global announced that substantial earthworks have commenced, including the construction of the box cut for the decline as well as site clearing. The decline is scheduled to commence in Q4 2025 and the DFS is scheduled for completion in Q4 2025.

In June 2025, Develop Global announced plans to raise A$180,000 with proceeds to go towards accelerated development of Sulphur Springs, amongst other uses such as life of mine extension studies and drilling at Kangaroo Caves.

In October 2025, Develop Global announced the results of its updated DFS on Sulphur Springs. The DFS showed that Sulphur Springs has potential to be technically and economically robust, with the potential to generate a pre-tax internal rate of return of 59% and free cash flow of ~A$1,500.

Higginsville (Dry Creek) (Development – Australia) – A$0.87/gram gold ore milled(1) (effective 0.85% NSR)

In April 2025, Westgold Resources Limited (“Westgold”) announced a scoping study of a potential expansion of the 1.6Mpta mill to a 2.6Mpta capacity.

In October 2025, Westgold announced that it expects the Higginsville Expansion Study will be completed in the first half of 2027, with construction planned to commence in 2027.

Sugar Zone (Development – Canada) – 80% of gold doré production, up to a cap of 961koz

In August 2025, Vault Minerals Limited (“Vault Minerals”) announced a further 72 holes of its ongoing drill campaign had been completed. Vault Minerals advised that an updated Mineral Resource estimate is to commence in September 2025.

In September 2025, Vault Minerals announced that it expects recommencement of production at Sugar Zone in FY2028 following expected underground development commencement in Q1 FY2027 (Q3 2026).

Los Filos (Suspended – Mexico) – 50% gold production, up to a cap of 1.1Moz

In August 2025, Equinox Gold Corp. (“Equinox”) announced that it had ratified a new long-term land access agreement with two of the three communities surrounding the Los Filos Mine. Equinox advised that an exploration program is expected to start in the second half of 2025 with engineering studies to evaluate carbon-in-leach plant locations to follow.

Braúna (Suspended – Brazil) – 0.5% GRR

In March 2025, Lipari Mining Ltd. (formerly Golden Share Resources Corporation) (“Lipari”) announced the successful closing of its previously announced reverse-takeover transaction with Lipari Diamond Mines Ltd and $3,600 financing.

On February 2, 2026, due to the weak global market for natural diamonds, and lower diamond recoveries, Lipari announced that operations at the Braúna mine have been suspended and the mine has been put on care and maintenance until such time as the global diamond market improves and a new mine plan is developed to effectively address the issue of dilution of the ore.

Kookynie (Wolski) (Advanced Exploration – Australia) – A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator)

In March 2025, Asra Minerals Limited (“Asra”) announced it has identified several untested priority gold targets at Leonora. Asra is planning on advancing the resource drilling at royalty-linked Orion and Sapphire deposits.

In May 2025, Asra announced that its 1,300m drill program has commenced at the Leonora South Gold Project, targeting the royalty linked Orion and Sapphire deposits.

In July 2025, Asra announced the commencement of a 3,000m RC drilling program.

In September 2025, Asra announced the RC drilling program confirmed and extended the gold system at the Challenge and Eclipse targets. Asra announced a rebrand as GoldArc Resources (“GoldArc”) and commenced trading.

In October 2025, GoldArc announced drilling results from the Challenge and Eclipse targets. GoldArc announced that planning was underway for follow-up drilling at Eclipse.

In October 2025, GoldArc signed a Letter of Intent with MMS to explore contract mining of Orion and Sapphire gold deposits covered by the Kookynie royalty.

Bulgera (Advanced Exploration - Australia) – 1.0% NSR

In March 2025, Norwest Minerals Limited (“Norwest”) advised that it entered into an access agreement with Wharton Capital Limited (“Wharton Capital”) for the Bulgera Gold Project. Wharton Capital is a pastoral lease holder of the Marymia Station that overlaps the Bulgera Gold Project’s footprint. The state deed for the grant of a mining lease was also signed in March.

12

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

In April 2025, Norwest announced that it expects to have an upcoming drill campaign, targeting the newly acquired mining lease.

In July 2025, Norwest announced a 33% mineral resource increase to 3.4Mt @ 0.95g/t for 105,020oz Indicated and 5.0Mt @ 1.15g/t for 183,400oz Inferred.

In September 2025, Norwest announced the next phase of its drilling campaign to commence in Q4 2025. Norwest also released results from the first phase of drilling, which includes significant gold intersections. Norwest also advised that a heap leach model is being prepared for a portion of the near-surface gold-bearing oxide material.

In December 2025, Norwest announced the completion of the phase 2 drilling and heap leach core sampling.

British King (Advanced Exploration – Australia) – 1.25% NSR

In March 2025, Central Iron Ore Ltd. (“Central Iron”) filed a NI 43-101 Technical Report for the British King Gold Project. The Mineral Resource spans two leases, M37/30 (royalty-linked) and M37/631, and includes Indicated and Inferred Resources. In total, there are 30,100oz in Indicated Mineral Resources and 8,000oz in Inferred Mineral Resources.

In May 2025, Central Iron announced the next phase of drilling, consisting of 78 RC drillholes, has commenced.

In September 2025, Central Iron announced the final results from Phase 1 of the RC drilling campaign that include multiple significant intercepts. Central Iron is currently updating the Mineral Resource to include these results. Central Iron also announced that 801m of diamond drilling is scheduled to commence in late October.

In October 2025, Central Iron released an updated Mineral Resource Estimate with Indicated resources of 227.3kt @ 5.78g/t Au (42.2koz contained), and Inferred resources of 84.5kt @ 7.36 g/t (20koz contained).

Estrades (Advanced Exploration - Canada) – 2.0% NSR

In January 2025, Galway Metals Inc. (“Galway”) released an updated mineral resource estimate, which included a 17% increase in the Indicated Resource and a 22% in the Inferred category compared to the 2018 study. Galway also released updated metallurgical testing results, displaying a 31% increase in potential gold recoveries, with potentially significant impacts on project economics. Galway also expects to initiate a scoping study for the Estrades project in 2025.

In March 2025, Galway filed an NI 43-101 Technical Report on Estrades reflecting the improved gold recoveries announced in January 2025.

In July 2025, Galway announced the commencement of a PEA at the Estrades project.

Brightstar Alpha (Advanced Exploration – Australia) – 2.0% GRR

In March 2025, Brightstar Resources Limited (“Brightstar”) stated that ore processing has commenced at Genesis Minerals’ Laverton Mill. Brightstar announced the DFS as part of the Company’s wider Laverton-Menzies development is nearing completion.

In June 2025, Brightstar announced a DFS for the Laverton project, including clarity around the Alpha deposit, stating that the deposit is expected to be mined via underground methods from 2029 onwards.

Libby / Montanore (Advanced Exploration – USA) – $0.20/ton

In May 2025, Hecla Mining Company (“Hecla”) announced that the Libby project has been placed on the FAST-41 permitting dashboard because it was included in a new executive order to advance critical mineral projects.

In October 2025, Hecla announced that the US Forest Service gave a final decision notice, finding no significant impact for the Libby project, a significant milestone advancing the exploration phase.

Ashburton (Advanced Exploration – Australia) – 1.75%GRR (>250koz)

In July 2025, Kalamazoo Resources Limited (“Kalamazoo”) advised that it retains 100% ownership of the Ashburton Gold Project following the conclusion of an option held by De Grey Mining Limited and subsequently Northern Star. Kalamazoo announced that it will leverage the technical work done while optioned to target a Scoping Study by Q4 2025.

In October 2025, Kalamazoo announced a significant update for the Mt Olympus underground gold resource and an underground exploration target beneath the combined Mt Olympus-West Olympus open pit shell. Kalamazoo reiterated that the open pit scoping study for Mt Olympus-West Olympus is expected to be released in Q4 2025.

In December 2025, Kalamazoo announced that a diamond drill rig was mobilised to Ashburton to commence a 2,600m drill program.

13

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

Outlook3

2025 Guidance

The operational performance of the Vox portfolio during the year was generally in line with management expectations. On February 20, 2025, Vox estimated that 2025 annual guidance would be in the range of $12,000 to $14,000. On August 13, 2025, Vox increased 2025 annual guidance to the range of $13,000 to $15,000.

For the year ended December 31, 2025, Vox’s royalty and net precious metal receipts4 totalled $16,600, exceeding the higher end of guidance.

2026 Guidance

In 2026, Vox expects royalty and net precious metal receipts4 to total between $28,000 and $32,000. The Company anticipates that a greater proportion of royalty and net precious metal receipts4 for 2026 will be received in the first half of 2026 due to more deliveries being received in the first and second quarters.

Management’s 2026 outlook on royalty and net precious metal receipts4 is based primarily on publicly available information of the owners or operators of projects on which the Company has a royalty, stream or other interest and which management believes to be reliable. When publicly available forecasts on properties are not available, management seeks to obtain internal forecasts from the owners or operators, if available, or generates internal best estimates based on the information available. Achievement of the 2026 royalty and net precious metal receipts4 guidance above is subject to numerous risks and uncertainties, including but not limited to changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, Vox cannot provide assurance that the realized royalty and net precious metal receipts4 for 2026 will be in the updated range set forth above. In addition, management may or may not further revise its guidance during the year to reflect more current information. If Vox is unable to achieve anticipated guidance, or if management further revises its guidance, the Company’s future results of operations may be adversely affected, and the Company’s share price may decline.

Key growth assets for the Company for 2026 include, based primarily on public disclosure of third-party operators:

•	The Global Gold Portfolio, with a full year of gold metal deliveries over the producing assets acquired on September 26, 2025.

•	The Kanmantoo royalty, which was acquired on May 15, 2025, with relatively consistent quarterly revenue anticipated for 2026 guidance of 12,750t – 14,000t copper production.

•	The Binduli North gold heap leach project in Western Australia, where, in July 2025, Norton secured regulatory approval for a major expansion at the Binduli North gold project, boosting crushing and grinding capacity by 40% from 5Mtpa to 7Mtpa and setting a life-of-mine plan up to 8Mtpa over approximately 9 years.

•	Potential first revenue from the Mt Ida royalty, Horseshoe Lights royalty, Castle Hill milestone payment and Federation royalty (acquired post quarter end on February 26, 2026).

Over the coming two to three years, the Company expects growth to be fuelled by Sugar Zone in Canada, where recommencement of processing is expected in November 2027 following expected underground development commencement in Q1 FY2027 (Q3 2026) by Vault Minerals.

Additional Opportunities

Although the Company is primarily focused on building its portfolio of royalties, streams and other interests, Vox management believes that there may be opportunities to maximize the value of its assets through (i) the conversion, sale, assignment or transfer of certain royalties, streams and other interests, or the right to acquire certain royalties, streams and other interests, to third parties, (ii) the acquisition of equity interests in special purpose vehicles or other entities which hold a mining royalty or mining royalties, or (iii) other strategic opportunities, with or without third party involvement. Vox is committed to maximizing per share shareholder value and will consider creative opportunities to achieve this commitment as the royalty and streaming sector evolves.

In Q4 2025, Vox incurred an impairment charge of $764 on its Brits vanadium royalty asset located in South Africa, which was acquired in 2020. This impairment is as a result of the prior operator, Bushveld Minerals (subject to Business Rescue Plan), electing not to progress the Brits project and a subsequent operator (Sable Exploration and Mining Limited) relinquishing their prospecting right application in Q4 2025 following significant delays with the Department of Mineral Resources and Energy in South Africa.

3 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively.

4 Royalty and net precious metal receipts, as presented above are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-GAAP Financial Measures’’ section of this MD&A.

14

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

Asset Portfolio

As of the date of this MD&A, Vox owns over 70 assets, including 12 producing and 24 development stage assets, with primary exposure to gold and select industrial metals across top-tier mining jurisdictions. The following tables summarize each of Vox’s assets as of the date of this MD&A:

Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Gold International (Norton Gold Fields Pty Ltd.)
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold	Australia	Producing	Northern Star Resources Ltd.
Bulong / Myhree	1.0% NSR	Gold	Australia	Producing	Black Cat Syndicate Limited
Castle Hill	A$40/oz up to 75koz, plus A$2,000 payment at 140koz	Gold	Australia	Producing	Evolution Mining Ltd.
Plutonic East	Sliding scale tonnage royalty with grade escalator	Gold	Australia	Producing	Catalyst Metals Ltd.
Greenstone	100% up to a cap of 58.5koz per annum until March 2027; 29% of deliveries up to a cap of ~226,000oz	Gold	Canada	Producing	Equinox Gold Corp.
Ruby Hill, Cove & Granite Creek	100% up to a cap of 40koz per annum until December 2028	Gold	United States	Producing	i-80 Gold Corp.
Bonikro	50% uncapped (excluding third party stream ounces)	Gold	Côte d’Ivoire	Producing	Allied Gold Corporation
Blyvoor	100% up to a cap of 2.7Moz	Gold	South Africa	Producing	Aurous Resources
Kanmantoo	2.5% NSR, stepping down to 0.5% NSR after > 85Kt copper produced	Copper, gold, silver	Australia	Producing	Hillgrove Resources Limited
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron ore	Australia	Producing	Mineral Resources Limited
Federation	4.5% GRR on first 250Koz of gravity gold	Gold	Australia	Producing	Aurelia Metals Ltd
Red Hill	4.0% GRR	Gold	Australia	Development	Northern Star Resources Ltd.
Higginsville (Dry Creek)	A$0.87/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Development	Westgold Resources Ltd.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Pty Ltd.
South Railroad	0.633% NSR + advance royalty payments	Gold	United States	Development	Orla Mining Ltd.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Minerals 260 Limited
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Dandoko	1.0% NSR	Gold	Mali	Development	B2 Gold Corp.
Sugar Zone	80% of doré up to a cap of 961koz	Gold	Canada	Development	Vault Minerals Limited
Kunanalling	2% realised production post 75koz from Castle Hill	Gold	Australia	Development	Evolution Mining Ltd.
Cardinia (Lewis deposit)	1% GRR (>10koz)	Gold	Australia	Development	Genesis Minerals Ltd.
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Development	Arika Resources Limited
Horseshoe Lights	3.0% NSR	Gold, copper	Australia	Development	Horseshoe Metals Ltd.

15

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Stockman	1.5% NSR (reducing to 1.0% NSR after 9Mt production)	Copper, gold, silver and zinc	Australia	Development	Aeris Resources Limited
Limpopo (Dwaalkop)	1.0% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Goldlund	1.0% NSR (>50m depth from shaft collar)	Gold	Canada	Development	NexGold Mining Corp.
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron ore	Australia	Development	Yilgarn Iron Investments Pty Ltd
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited
Sulphur Springs	A$2/t ore PR (A$3,700 royalty cap)	Copper, zinc, lead, silver	Australia	Development (in construction)	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (100% interest)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kenbridge	1.0% NSR (buyback for C$1,500)	Nickel, copper, cobalt	Canada	Development	Tartisan Resources
Abercromby Well	2.0% NSR x 10% interest (>910klb U3O8 cumulative production)	Uranium	Australia	Development	Toro Energy Limited
British King	1.25% NSR	Gold	Australia	Advanced Exploration	Central Iron Ore Ltd
Brightstar Alpha	2.0% GRR	Gold	Australia	Advanced Exploration	Brightstar Resources Limited
Hawkins	0.5% NSR	Gold	Canada	Advanced Exploration	Exploits Discovery Corp.
Ashburton	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Kalamazoo Resources Limited
Millrose	1.0% GRR	Gold	Australia	Advanced Exploration	Northern Star Resources Ltd.
Kookynie (Wolski)	A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator(3))	Gold	Australia	Advanced Exploration	GoldArc Resources Ltd
Merlin	0.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Electric Dingo	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Estrades	2.0% NSR	Gold, zinc	Canada	Advanced Exploration	Galway Metals Inc.
Bulgera	1.0% NSR	Gold	Australia	Advanced Exploration	Norwest Minerals Limited
Wyloo North	1.5% GRR (on the first 15Mt production)	Iron Ore	Australia	Advanced Exploration	Fortescue Metals Group Ltd.
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Advanced Exploration	China Minmetals / Jiangxi Copper

16

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Halls Creek / Mt Angelo North	1.5% NSR	Copper, Zinc	Australia	Advanced Exploration	AuKing Mining (Operator), Cazaly Resources (JV Partner)
Broken Hill	2.0% NSR	Copper, Cobalt, Rare Earths	Australia	Advanced Exploration	Impact Minerals Ltd
Anthiby Well	0.25% GRR	Iron ore	Australia	Advanced Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2.0% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Advanced Exploration	Corazon Mining Ltd.
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Advanced Exploration	ValOre Metals Corp.
Libby / Montanore	$0.20/ton	Silver, copper	United States	Advanced Exploration	Hecla Mining Company
Kelly Well	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
New Bore	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(3))	Gold	Australia	Exploration	Arika Resources Limited & Genesis Minerals Ltd.
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Fields Limited
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Abitibi Metals Corp.
Comet Gold	1.0% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd. (under JV to Caprice Resources Ltd)
Mount Monger	1.0% NSR	Gold	Australia	Exploration	Evergreen Lithium Limited
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newmont Corporation
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Glen	0.2% FOB Revenue	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Opawica	0.49% NSR	Gold	Canada	Exploration	Scandium Canada
Pilbara	1.5% FOB (to 20Mt), 0.5% FOB (to 35Mt) then 0.1% FOB + 1% GRR (non iron ore)	Iron ore	Australia	Exploration	Fortescue Metals Group Ltd.
Mt Samuel	2.0% NSR	Gold, copper, bismuth	Australia	Exploration	Emmerson Resources Limited
True Blue	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Tinto	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Aga Khan	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
The Trump	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
St. Ives	1.04% GRR(4)	Gold	Australia	Exploration	Gold Fields Limited
Los Filos	50% up to a cap of 1.1Moz	Gold	Mexico	Suspended	Equinox Gold Corp.
Braúna	0.5% GRR	Diamonds	Brazil	Suspended	Lipari Mining Ltd.
Conditional Assets
Eagle	25% of gold production, up to a cap of 1.1Moz	Gold	Canada	Suspended (Receivership)	Victoria Gold Corp(5)
Thaduna(6)	1.0% NSR	Copper	Australia	Exploration	BOA Resources Ltd (subsidiary of Stanifer Pty Limited)(6)

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$1.15/gram gold ore milled, as at December 31, 2024.
(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(3)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1).
(4)	The St Ives royalty is a 3.0% GRR, but the Transaction will also include an obligation for Vox Australia to pay a 1.96% GRR royalty to a third party.

17

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

(5)

On June 24, 2024, Victoria Gold Corp. announced the suspension of mine operations following a heap leach containment incident. PricewaterhouseCoopers has been appointed to manage the receivership process.

(6)

During Q2 2024, Sandfire Resources Limited informed the Department of Energy, Mines, Industry Regulation and Safety in Western Australia (“DMIRS”) that it was surrendering the last of its exploration tenements at Thaduna. During Q2 2024, Vox entered into an agreement with Stanifer Pty Ltd (“Stanifer”) granting Vox a 1% NSR royalty over the same land package covered by the original 1% NSR Thaduna royalty within exploration tenements E52/1673, E52/1674, E52/1858, E52/2356, E52/2357 and E52/2405 (the “Original Thaduna Tenure”). During Q2 2024, Stanifer applied to DMIRS to acquire tenure over aspects of the Original Thaduna Tenure and awaits a notice of approval. The 1% NSR Thaduna royalty is contingent upon Stanifer’s application being granted by DMIRS. The Original Thaduna Tenure is currently subject to overlapping Native Title Claims by the Yungunga-Nya People #2 (WC2022/003) and Gingirana #4 (WC2020/003). Stanifer has signed a Heritage Protection Agreement with the Yungunga-Nya People and are in negotiations with the Gingirana. Once these agreements are in place the tenements are expected to be granted by DMIRS.

Summary of Annual Results

	December 31, 2025	December 31, 2024	December 31, 2023
	$	$	$
Statement of income (loss)
Royalty revenue	12,041	11,048	12,311
Net precious metal income	4,581	-	-
Gross profit	10,083	7,915	9,979
Operating expenses	(8,501)	(6,821)	(8,250)
Revaluation of streams and other interests	6,127	-	-
Net income (loss)	5,886	(1,649)	(101)
Basic earnings (loss) per share	0.11	(0.03)	(0.00)
Diluted earnings (loss) per share	0.10	(0.03)	(0.00)
Dividends declared per share	0.050	0.048	0.044

Statement of Financial Position
Total assets	123,396	51,381	52,707
Total non-current liabilities	12,177	5,426	4,879

Statement of Cash Flows
Net cash flows from operating activities	10,737	5,459	5,271
Net cash flows used in investing activities	(73,806)	(3,156)	(5,333)
Net cash flows from (used in) financing activities	62,430	(2,867)	5,251

Year Ended December 31, 2025 Compared to the Year ended December 31, 2024

Operating results herein are discussed primarily with respect to the comparable period in the prior year. The “12M 2025” refers to the twelve-month period ended December 31, 2025 and the “comparable period” or “12M 2024” refers to the twelve-month period ended December 31, 2024.

Royalty revenue

Royalty revenue for 12M 2025 was $12,041 compared to royalty revenue of $11,048 in the comparable period. The change in royalty revenue was driven by:

•	Janet Ivy gold royalty: an increase of ~$500 in royalty revenue in 12M 2025 compared to 12M 2024, driven by the continued expansion of production at the Binduli North heap leach project.
•	Castle Hill and Bulong-Myhree gold royalties: ~$2,500 in royalty revenue in 12M 2025 compared to $200 in 12M 2024. Inaugural revenue from each of Castle Hill and Bulong-Myhree commenced in Q4 2024.
•	Kanmantoo copper-gold royalty: ~$1,700 in royalty revenue from the date of acquisition, May 15, 2025, to year end. The Company also generated ~$100 of royalty receipts from May 1, 2025 to May 14, 2025, which was recorded against the purchase price.
•	Wonmunna iron ore royalty: a decrease of ~$3,500 in royalty revenue in 12M 2025 compared to 12M 2024, which was primarily a result of (i) a decreased amount of ~2.2Mdmt of iron ore shipped in 12M 2025 compared to 12M 2024, and (ii) a ~4% decline in iron ore sales price in 12M 2025 compared to 12M 2024.

Net Precious Metal Income

The Company acquired the Global Gold Portfolio on September 26, 2025. During the period, the Company sold 50,309 oz of gold and realized net precious metal income of $4,581. The Company realized average net precious metal income of $91.06/oz for the period.

Operating Expenses

Operating expenses for 12M 2025 were $8,501 compared to $6,821 in 12M2024. The increase in account expenditures was primarily related to the following:

•	Reduction in share-based compensation expense of $148.
•	Reduction in corporate administration expenditures of $71.
•	Increase in salaries and benefits and director fees of $229.
•	Increase in professional fees expenditures during the period of $198.

18

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

•	Increase in project evaluation expenditures of $707. See Commitments and Contingencies section of this MD&A for litigation matters, which are reflected in this expense category.
•	Impairment charge of $764 during the period on its Brits vanadium royalty asset located in South Africa, which was acquired in 2020. This impairment is as a result of the prior operator, Bushveld Minerals (subject to Business Rescue Plan), electing not to progress the Brits project and a subsequent operator (Sable Exploration and Mining Limited) relinquishing their prospecting right application in Q4 2025 following significant delays with the Department of Mineral Resources and Energy in South Africa.

Other Income and Expenses

Other income for 12M 2025 were $5,504 compared to expenses of $118 in 12M 2024. The increase in income was primarily related to the following:

•	Increase in foreign exchange recovery during 12M 2025 of $146 over the comparable period.
•	Reduction in interest income during 12M 2025 of $122 compared to the comparable period.
•	Revaluation gain on the Global Gold Portfolio during the period of $6,127. The revaluation gain is a result of a remeasurement of the estimated realized margin, increasing from $59.62/oz on acquisition date to $65.36/oz at period end.
•	Increase in interest and finance expenses during 12M 2025 of $529 over the comparable period, which is primarily a result of the Company’s drawdowns during the period on the Facility.

Income Tax Expense

In 12M 2025, the Company recorded:

•	Reduction in current income tax expense of $929 compared to the comparable period.
•	Reduction in deferred tax expense of $496 compared to the comparable period.

Net Income (Loss)

The net income for 12M 2025 was $5,886 compared to a loss of $1,649 in the comparable period. On a per share basis, the basic and diluted income per share was $0.11 per share and $0.10 per share, respectively, in the 12M 2025 compared to a loss per share of $0.03 per share in the comparable period. The net income (loss) during each period is from the results of operations discussed above.

Summary of Quarterly Results

The following table presents a summary of the Company’s quarterly results of operations for each of its last eight quarters.

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
	$	$	$	$	$	$	$	$
Statement of income (loss)
Royalty revenue	2,923	3,673	2,765	2,680	2,897	2,428	2,840	2,883
Net precious metal income	4,438	143	-	-	-	-	-	-
Gross profit	4,072	2,368	1,748	1,895	1,506	1,888	2,107	2,414
Operating expenses	3,238	1,546	1,925	1,792	1,507	1,611	1,899	1,804
Revaluation of streams and other interests	6,127	-	-	-	-	-	-	-
Net income (loss)	6,472	162	(389)	(359)	(966)	(108)	(334)	(241)
Earnings (loss) per share – basic and diluted	0.09	0.00	(0.01)	(0.01)	(0.02)	(0.00)	(0.01)	(0.00)
Dividends declared per share	0.0125	0.0125	0.0125	0.0125	0.012	0.012	0.012	0.012

Statement of Financial Position
Total assets	123,396	123,410	62,587	51,007	51,381	53,016	52,780	52,237
Working capital	7,208	11,704	10,483	9,653	9,235	8,517	8,246	10,684
Total non-current liabilities	12,177	17,261	17,123	5,373	5,426	4,997	5,054	5,030

Statement of Cash Flows
Cash flows from operating activities	6,184	1,757	1,757	1,039	125	2,113	2,009	1,212

Three Months Ended December 31, 2025 Compared to the Other Quarters Presented

Royalty Revenue

The Wonmunna royalty performed consistently throughout 2024. However, Wonmunna revenue in 2025 was influenced by fluctuations in iron ore demand and pricing globally, along with declining quarterly production levels and grade at the underlying project.

19

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

Since Q1 2024, quarter-over-quarter royalty revenue at Janet Ivy has grown steadily, driven by the Binduli North heap leach expansion project that was completed in early 2023.

In Q4 2024, inaugural royalty revenue was received from the Myhree and Castle Hill gold projects. Since then, quarter-over-quarter revenue at both gold projects has grown steadily, driven by the continued ramp up of production at each mine.

In Q2 2025, the Company acquired a royalty over the producing Kanmantoo copper-gold project, immediately generating royalty revenue commencing May 15, 2025.

Net Precious Metal Income

The Company acquired the Global Gold Portfolio on September 26, 2025. During Q4 2025, the Company sold 47,354 oz of gold and realized net precious metal income of $4,438. The Company realized average net precious metal income of $93.71/oz for the period.

Operating Expenses

Operating expenses through 2024 and the first three quarters of 2025 were relatively consistent. In Q4 2025, an increase to operating expenses were due to:

•	An increase in project evaluation expenditures for ongoing litigation matters. See Commitments and Contingencies section of this MD&A for litigation discussion.
•	Impairment charge during the period on the Company’s Brits vanadium royalty asset located in South Africa, which was acquired in 2020. This impairment is as a result of the prior operator, Bushveld Minerals (subject to Business Rescue Plan), electing not to progress the Brits project and a subsequent operator (Sable Exploration and Mining Limited) relinquishing their prospecting right application in Q4 2025 following significant delays with the Department of Mineral Resources and Energy in South Africa.

Three Months Ended December 31, 2025 Compared to the Three Months Ended December 31, 2024

Operating results herein are discussed primarily with respect to the comparable quarter in the prior year. The “quarter” or “Q4 2025” refers to the three-month period ended December 31, 2025 and the “comparable quarter” or “Q4 2024” refers to the three-month period ended December 31, 2024.

Royalty Revenue

Royalty revenue Q4 2025 was $2,923 compared to royalty revenue of $2,897 in the comparable quarter. The change in royalty revenue was driven by:

•	Castle Hill and Bulong-Myhree gold royalties: ~$600 in royalty revenue in Q4 2025 compared to $150 in Q4 2024. Inaugural revenue from each of Castle Hill and Bulong-Myhree commenced in Q4 2024.
•	Kanmantoo copper-gold royalty: ~$800 in royalty revenue. The Kanmantoo royalty was acquired on May 15, 2025.
•	Wonmunna iron ore royalty: a decrease of ~$1,000 in royalty revenue in Q4 2025 compared to Q4 2024, which was primarily a result of (i) a decreased amount of ~800Kdmt of iron ore shipped in 3M 2025 compared to 3M 2024, and (ii) a ~10% decline in iron ore sales price in Q4 2025 compared to Q4 2024.

Net Precious Metal Income

The Company acquired the Global Gold Portfolio on September 26, 2025. During the quarter, the Company sold 47,354 oz of gold and realized net precious metal income of $4,438. The Company realized average net precious metal income of $93.71/oz for the quarter.

Operating Expenses

Operating expenses for the quarter were $3,238 compared to $1,507 in the comparable quarter. The increase in account expenditures was primarily related to the following:

•	Increase in corporate administration expenditures of $47.
•	Increase in salaries and benefits and director fees of $267.
•	Increase in professional fees expenditures during the period of $192.
•	Increase in project evaluation expenditures of $439. See Commitments and Contingencies section of this MD&A for litigation matters, which are reflected in this expense category.
•	Impairment charge of $764 during the period on its Brits vanadium royalty asset located in South Africa, which was acquired in 2020. This impairment is as a result of the prior operator, Bushveld Minerals (subject to Business Rescue Plan), electing not to progress the Brits project and a subsequent operator (Sable Exploration and Mining Limited) relinquishing their prospecting right application in Q4 2025 following significant delays with the Department of Mineral Resources and Energy in South Africa.

Other Income and Expenses

Other income for the quarter was $5,690 compared to expenses of $85 in the comparable quarter. The increase in income was primarily related to

•	Revaluation gain on the Global Gold Portfolio during the quarter of $6,127. The revaluation gain is a result of a remeasurement of the estimated realized margin, increasing from $59.62/oz at September 30, 2025, to $65.36/oz at period end.
•	An increase in Interest and finance expenses of $280 over the comparable period, which is primarily a result of the Company’s drawdowns during the period on the Facility.

20

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

Income Tax Expense

During the quarter, the Company recorded:

•	A reduction in current income tax expense of $535 compared to the comparable period.
•	A reduction in deferred tax expense of $293 compared to the comparable period.

Net Income (Loss)

The net income for Q4 2025 was $6,472 compared to a loss of $966 in the comparable period. On a per share basis, the basic and diluted income per share was $0.09 in Q4 2025 compared to a loss per share of $0.02 per share in the comparable period. The net income (loss) during each period is from the results of operations discussed above.

Liquidity and Capital Resources

The Company’s working capital and liquidity position as at December 31, 2025 comprised current assets of $11,381, including cash of $8,085. Set against current liabilities of $4,173, the Company has net working capital of $7,208. This compares to current assets of $12,129 and net working capital of $9,235 as at December 31, 2024. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities.

As at December 31, 2025, the Company had $33,300 available for borrowing under its Facility (excluding the $35,000 available under the Accordion), which amount is subject to certain financial and restrictive covenants (see Facility section of this MD&A). This is based on the upsized Facility of $40,000 less the balance outstanding at period end of $6,700.

The Company is not subject to externally imposed capital requirements other than as disclosed for the Facility.

Cash Flows From Operating Activities

Cash flows earned from operations in 12M 2025 were $10,737 compared to $5,459 in 12M 2024. The increase in cash flows from operations during the period is primarily a result of:

•	An increase in income from operating activities prior to non-cash working capital changes of $5,458, which is primarily related to the results of operations discussed above.
•	A decrease in accounts receivable at December 31, 2025 compared to December 31, 2024 of $61 compared to a decrease in accounts receivable in the comparative period of $590.
•	An increase in prepaid expenses at December 31, 2025 compared to December 31, 2024 of $118 compared to an increase in prepaid expenses in the comparative period of $25.
•	An increase in accounts payable at December 31, 2025 compared to December 31, 2024 of $1,199 compared to a decrease in accounts payable in the comparative period of $202.
•	A decrease in current income taxes payable at December 31, 2025 compared to December 31, 2024 of $577 compared to an increase in current taxes payable $382 in the comparable period.

Cash flows earned from operations in Q4 2025 were $6,184 compared to $125 in Q4 2024. The increase in cash flows from operations during the period is primarily a result of:

•	An increase in income from operating activities prior to non-cash working capital changes of $3,732, which is primarily related to the results of operations discussed above.
•	A decrease in accounts receivable at December 31, 2025 compared to September 30, 2025 of $1,434 compared to an increase in accounts receivable in the comparative period of $92.
•	An increase in prepaid expenses at December 31, 2025 compared to September 30, 2025 of $197 compared to an increase in prepaid expenses in the comparative period of $290.
•	An increase in accounts payable at December 31, 2025 compared to September 30, 2025 of $896 compared to an increase in accounts payable in the comparative period of $8.
•	A decrease in current income taxes payable at December 31, 2025 compared to September 30, 2025 of $1,075 compared to a decrease in current taxes payable $893 in the comparable period.

Cash Flows Used In Investing Activities

Cash flows used in investing activities was $73,806 in 12M 2025 compared to $3,156 in 12M 2024. The activity in each period was primarily related to the following:

•	12M 2025: the acquisitions of i) the Kanmantoo copper-gold royalty in May 2025 for $11,691; ii) the Wyloo North iron ore royalty in September 2025 for $1,007; iii) the Global Gold Portfolio acquisition in September 2025 for $57,618; and iv) the Stockman copper-gold royalty in December 2025 for $3,337.
•	12M 2024: the acquisition of the Castle Hill royalty portfolio in May 2024.

Cash flows used in investing activities was $3,512 in Q4 2025 compared to $1 in Q4 2024. The activity in Q4 2025 was primarily a result of the acquisitions of the Stockman copper-gold royalty in December 2025.

21

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

Cash Flows Used In Financing Activities

Cash flows from financing activities for 12M 2025 were $62,430 compared to use of $2,867 in the comparable period. In 12M 2025, net cash was generated from: (i) net proceeds raised in the Offering of $59,378, (ii) net proceeds of $6,700 from Facility drawdowns, (iii) dividends paid to shareholders of $2,707, (iv) transaction costs related to the upsize of the Facility of $458, and (v) interest paid on the Facility of $483 compared to in 12M 2024, cash was used primarily for (i) dividends paid to shareholders of $2,272, and (ii) transaction costs to set up the original Facility of $503.

Cash flows used in financing activities for Q4 2025 were $6,730 compared to $661 in the comparable period. In Q4 2025, cash was used for: (i) repayment of $5,000 towards the Facility, (ii) dividends paid to shareholders of $845, (iii) transaction costs related to the upsize of the Facility of $206, (iv) interest paid on the Facility of $209, and (v) share issue costs related to the Offering of $470 compared to in Q4 2024, cash was used primarily for dividends paid to shareholders.

With respect to the interim investment of excess working capital, the Company holds only cash, and it does not hold debt instruments issued by third parties, nor does it hold any equities or other temporary investments of any kind other than the common shares of Lipari issued to the Company on February 25, 2026, in connection with a debt settlement agreement relating to unpaid royalties by Lipari pertaining to the Braúna mine in the amount of $44. As of the date of this MD&A, the Company holds 431,307 Lipari shares.

The Company’s management believes current financial resources will be adequate to cover anticipated expenditures for general and administration, project evaluation costs, interest and charges related to the Facility and anticipated capital expenditures for the foreseeable future. Vox’s long-term capital requirements are primarily affected by ongoing activities related to the acquisition or creation of royalties, streams and other interests. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant royalties, streams or other interests, Vox may seek additional debt, including further use of the Facility or the Accordion, as detailed in the “Highlights and Key Accomplishments” section of this MD&A, or equity financing, as necessary.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Commitments and Contingencies

As at December 31, 2025, the Company did not have any right-of-use assets or lease liabilities.

Litigation matters

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the period ended December 31, 2025, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

Red Hill

In June 2025, Vox Australia was served with a writ of summons and statement of claim in the Supreme Court of Western Australia pursuant to which Vox Australia has been named as a second defendant.

The plaintiff alleges, among other things, that the first defendant breached its obligations to the plaintiff in connection with the assignment of the Red Hill royalty to Vox Australia in September 2023 on the basis that the plaintiff had a right of first refusal. The plaintiff is seeking declaratory relief in respect of the assignment of the first defendant’s royalty to Vox Australia, or alternatively, damages. Vox Australia acquired the Red Hill royalty as part of a portfolio of nine royalties from the first defendant for a combination of A$6,750 in cash and non-cash consideration comprised of Vox providing ongoing royalty related services to the first defendant.

Each of the defendants deny that the purported right of first refusal applied in the circumstances. The Company is taking all appropriate steps to defend the action. The Company anticipates expenditures related to this matter to increase considerably in 2026 as the matter evolves, subject to achieving settlement. It is difficult to predict whether the matter will be resolved before or after a trial or the timing of such resolution or trial. If the matter proceeds to trial, a final binding decision may take a number of years to be delivered. As of the date of this MD&A, the proceeding is ongoing.

Titan

SilverStream SEZC filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, along with an amended writ and statement of claim on March 28, 2024, in respect of the Jaw, Phoebe, Cart and Colossus exploration projects. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. On April 24, 2025, SilverStream assigned its interests in the royalties and legal proceeding to Vox Australia in order to permit SilverStream to complete the Restructuring Transaction. As at the date of this MD&A, the proceeding is ongoing.

Commitments

The St Ives royalty is effectively a 1.04% GRR. The royalty is a 3.0% GRR, but the transaction also includes an obligation for Vox Australia to pay a 1.96% GRR royalty to a third party.

22

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

The Company or affiliates of the Company are committed to minimum lease payments for its premises, which renew on a quarterly basis, and certain consulting agreements, as follows:

2026
$
Leases	46
Consulting agreements	49
95

Contingencies

The Company or affiliates of the Company are responsible for making the following certain milestone payments in connection with asset acquisitions, which become payable on certain revenue or cumulative production thresholds being achieved.

Asset	$
Stockman(1)(2)	6,674
Limpopo(1)(3)	6,494
Dandoko(4)	2,500
Bullabulling(5)	667
Koolyanobbing(6)	334
El Molino(7)	450
Uley(1)(8)	147
Other(9)	91
17,357

(1)	The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.
(2)

Milestone payment due upon two consecutive quarters where royalty revenue from the royalty interest is paid in respect of a quarterly processing throughput rate of equal to greater than 150,000 tonnes.

(3)

Milestone payments include: (i) C$1,500 upon cumulative royalty receipts from Limpopo exceeding C$500; (ii) C$400 upon cumulative royalty receipts from Limpopo exceeding C$1,000; and (iii) C$7,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000.

(4)	The milestone payments must be settled in cash. Milestone payments include: (i) $1,250 upon first royalty receipts; and (ii) $1,250 on receipt of payment of 500Koz production from the royalty area.
(5)

The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election. Milestone payments include: (i) A$500 upon the operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(6)	Milestone payment due upon achievement of cumulative 5Mdmt of ore processed.
(7)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(8)	Milestone payment due upon commencement of commercial production.
(9)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

The Company’s management believes current and expected future financial resources will be adequate to cover cash-based milestone payments, as and when each payment is expected to become payable, for the foreseeable future.

Related Party Transactions

Related parties include the Company’s Board of Directors and management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transactions during the three and twelve months ended December 31, 2025 and 2024.

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company. Key management personnel include the Company’s Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, former EVP – Australia, and the Board of Directors.

The remuneration of directors and other members of key management personnel during the year ended December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
	$	$
Short-term employee benefits	2,216	2,115
Share-based compensation	1,811	1,935

	4,027	4,050

23

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

New Accounting Standards and Interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2025, with earlier application permitted.

Amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

The International Accounting Standards Board (“IASB”) has issued amendments that allow an entity to elect to apply trade-date accounting for the derecognition of financial liabilities when settled in cash through electronic payment systems. The amendments also introduce additional disclosure requirements to improve transparency regarding equity instruments designated at FVOCI and financial instruments containing contingent features. These changes are effective for annual reporting periods beginning on or after January 1, 2026, with early adoption permitted.

The IFRS 9 amendment allows a financial liability to be derecognized upon the irrevocable settlement instruction via an electronic payment system, even if cash settlement occurs shortly thereafter.

The IFRS 7 amendments require enhanced disclosures for (i) equity instruments designated at FVOCI and (ii) financial instruments that include contingent settlement or conversion features.

The Company is continuing to evaluate the detailed impact of IFRS 9 and IFRS 7 on the Company’s financial statement presentation, disclosures, and internal controls.

IFRS 18 – Presentation and Disclosure in Financial Statements

IFRS 18 introduces new categories and defined subtotals in the statement of profit or loss, new disclosures on management-defined performance measures (“MPMs”) and enhanced requirements to improve the aggregation and disaggregation of information in the financial statements. Under IFRS 18, the statement of profit or loss is divided into three categories: operating, investing, and financing. Concurrent amendments to IAS 7 Cash Flows align with these new subtotals so the cash flow statement will now begin with the IFRS 18-specified subtotal of operating profit rather than net earnings.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The adoption of IFRS 18 is expected to change the presentation and structure of the Company’s primary financial statements but is not expected to have an impact on the measurement of net earnings or cash flows.

The adoption of IFRS 18 will reshape the presentation of the Company’s financial statements but is not expected to affect the measurement of net earnings. IFRS 18 will require additional note disclosures such as for MPMs where certain non-IFRS performance measures, representing subtotals of income and expenses, are used in public communications. Management is monitoring pronouncements from both the IASB and the regulators. The Company is continuing to evaluate the detailed impact of IFRS 18 on the Company’s financial statement presentation, disclosures, and internal controls.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value.

As at December 31, 2025 and March 30, 2026, the issued and outstanding securities were as follows:

	March 30, 2026	December 31, 2025
	#	#
Common shares issued and outstanding	68,900,611	68,364,945
Stock options	3,410,153	1,346,838
Restricted share units	2,027,005	1,569,695

Fully diluted common shares	74,337,769	71,281,478

Critical Accounting Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s material accounting policy information and estimates are disclosed in Notes 2 and 3 of the December 31, 2025 audited consolidated financial statements. There have been no material changes to the policies during the year ended December 31, 2025.

Financial Instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. Other than the acquisition of PMPAs on September 26, 2025, there have been no material changes to the risks, objectives, policies and procedures during the year ended December 31, 2025 and 2024.

24

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and trade receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its trade receivable balances. The Company’s trade receivables and gold purchase contracts are subject to the credit risk and performance of the counterparties who own and operate the mines underlying Vox’s asset portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account the amount available under the Company’s Facility, anticipated cash flows from operations and holding of cash. As at December 31, 2025, the Company had cash of $8,085 (December 31, 2024 - $8,754) and working capital of $7,208 (December 31, 2024 - $9,235).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income (loss) due to currency fluctuations include cash, accounts receivable, accounts payable and accrued liabilities, and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at December 31, 2025, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net income (loss) by $350.

Interest rate risk

The Company is exposed to interest rate risk due to the Facility being subject to floating interest rates. The Company monitors its exposure to interest rates. During the period ended December 31, 2025, a 1% increase (decrease) in nominal interest rates would have increased (decreased) net income (loss) and other comprehensive income (loss) by approximately $400.

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties, streams and other interests are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. None of the Company’s future revenue is hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious, base and ferrous metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income tax liabilities on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2025 and 2024, the Company does not have any financial instruments measured at fair value after initial recognition, except for streams and other interests, with a carrying value at December 31, 2025 of $59,963, which are estimated using Level 3 inputs. See Note 6 and Note 20 of the consolidated financial statements for the changes in fair value measurements of streams and other interests classified as Level 3 as at December 31, 2025. These financial instruments are measured at fair value utilizing inputs other than quoted prices included in Level 1. The gains and losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss).

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities. As at December 31, 2025, the capital structure of the Company consists of $107,046 (December 31, 2024 - $43,061) of total equity, consisting of share capital, equity reserves, and deficit.

25

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

The Company is not subject to any externally imposed capital requirements other than as disclosed for the Facility.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Company conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s DCP as of December 31, 2025. Based on this evaluation, the CEO and CFO concluded that the design and operation of the Company’s DCP were effective as of December 31, 2025.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS Accounting Standards as issued by the IASB. The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS Accounting Standards;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2025, the Company’s internal control over financial reporting is effective.

During the quarter ended September 30, 2025, Vox Cayman became party to a number of PMPAs. In connection with accounting for the Global Gold Portfolio transaction, management identified the need to enhance its internal control over financial reporting (“ICFR”) to address the complexity associated with net precious metals income, financial asset measurement and related disclosures under IFRS Accounting Standards.

Specifically, the Company and Vox Cayman implemented the following changes:

•	Design and implementation of controls over complex financial instruments, including the initial recognition and subsequent measurement of the PMPA obligation under IFRS 9 Financial Instruments;
•	Enhanced review controls over management’s judgments and estimates, including discount rates, production profiles, and metal price assumptions used in valuing the PMPAs;
•	Introduction of controls over completeness and accuracy of delivery data used in calculating amounts payable under the PMPAs;
•	Updates to IT-dependent controls and spreadsheets used in tracking PMPA deliveries and payments.

These changes were made to ensure that the Company maintains effective ICFR in light of the increased complexity arising from the PMPAs.

26

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

There were no other changes to the Company’s internal controls over financial reporting during the year ended December 31, 2025 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Non-GAAP Financial Measures

Total of royalty revenue and net precious metal receipts

The total of royalty revenue and net precious metal receipts is a non-GAAP financial measure. Net precious metal income related to Vox’s offtake agreements is not IFRS 15 revenue and therefore would not be combined with royalty revenue under IFRS Accounting Standards. Income from net precious metal receipts represents the proceeds the Company receives from the sale of refined gold to a third party less the purchase price paid to the mining operator for the refined gold and sales commissions, plus royalty revenue recognized during the period. Management uses the total of royalty revenue and net precious metal receipts to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as royalty revenue, investors may use the total of royalty revenue and net precious metal receipts to evaluate the results of the underlying business. Management believes that the total of royalty revenue and net precious metal receipts is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. The total of royalty revenue and net precious metal receipts is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
	$	$	$	$
Royalty revenue	2,923	2,897	12,041	11,048
Net precious metal income	4,438	-	4,581	-

Royalty and net precious metal receipts	7,361	2,897	16,622	11,048

Average net precious metal income per ounce

Average net precious metal income per ounce is a non-GAAP financial metric, which is defined as net precious metal income related to Vox’s offtake agreements, representing the proceeds the Company receives from the sale of refined gold to a third party less the purchase price paid to the mining operator for the refined gold and sales commissions, divided by the number of gold ounces sold during the period. Management uses the non-GAAP financial metric of average net precious metal income per ounce to evaluate the underlying operating performance of the Company for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use average net precious metal income per ounce to evaluate the results of the underlying business. Management believes that average net precious metal income per ounce is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Average net precious metal income per ounce is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Net precious metal income	$ 4,438	-	$ 4,581	-
Gold ounces sold during the period	47,354	-	50,309	-

Average net precious metal income per ounce	$ 93.71/oz	-	$ 91.06/oz	-

27

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which excludes the following from net income and net income per share:

•	income tax expense;
•	interest and finance expenses;
•	depletion on royalties and depreciation-like charges;
•	amortization;
•	impairment charges, write-downs, and reversals, including expected credit losses;
•	gain/loss on sale or disposition of assets; and
•	revaluation of streams and other interests.

Management believes that adjusted EBITDA and adjusted EBITDA per share are valuable indicators of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA and adjusted EBITDA per share are also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, interest and finance costs, depletion on royalties and depreciation-like charges, and amortization, adjusted EBITDA and adjusted EBITDA per share also remove the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets, and revaluation of streams and other interests. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA and adjusted EBITDA per share are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA and adjusted EBITDA per share are not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA and adjusted EBITDA per share differently. The following table reconciles adjusted EBITDA and adjusted EBITDA per share to net income and net income per share, the most directly comparable IFRS Accounting Standards measure.

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
	$	$	$	$
Net income (loss)	6,472	(966)	5,886	(1,649)
Income tax expense	52	880	1,200	2,625
Interest and finance expenses	360	81	844	315
Depletion on royalties and depreciation-like charges	3,289	1,391	6,539	3,133
Amortization	47	46	185	184
Impairment charge	764	-	764	-
Revaluation of streams and other interests	(6,127)	-	(6,127)	-

Adjusted EBITDA	4,857	1,432	9,291	4,608

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
	$	$	$	$
Net income (loss) per share	0.09	(0.02)	0.11	(0.03)
Income tax expense	0.00	0.02	0.02	0.05
Interest and finance expenses	0.01	0.00	0.02	0.01
Depletion on royalties and depreciation-like charges	0.05	0.03	0.12	0.06
Amortization	0.00	0.00	0.00	0.00
Impairment charge	0.01	0.00	0.01	0.00
Revaluation of streams and other interests	(0.09)	0.00	(0.11)	0.00

Adjusted EBITDA per share	0.07	(0.03)	0.17	0.09

28

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2025 (Expressed in thousands of US dollars, except per share information or as otherwise noted)

Forward-Looking Information

Certain statements contained in this MD&A may be deemed “forward looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenue, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties, streams and other interests and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflicts in Ukraine and the Middle East region, and as well as those risk factors discussed in the section entitled “Risk Factors” in Vox’s AIF for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. This MD&A contains future-oriented information and financial outlook information (collectively, “FOFI”) about the Company’s revenue from royalties, streams or other interests which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Vox disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Third-Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Timothy J. Strong, B.Sc (Hons) MBA ACSM MIMMM QMR R.Sci, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this document.

29